SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL  212 930 9700   FAX  212 930 9725   WEB  WWW. SRFF.COM

August 12, 2008

BY EDGAR AND
FACSIMILE TRANSMISSION 202-772-9369
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:   Brigitte Lippmann, Esq.
      Mail Stop 7010

Re:	Cryoport, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-152329 (the “Registration Statement”)

Dear Ms. Miller:

By letter dated August 7, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued a response letter to our letter dated July 30, 2008 regarding comments on the Registration Statement that was filed on July 14, 2008.  Following are the Company’s responses to the Staff’s comments.  For ease of reference, each response is preceded by the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management,  page 38

1.
We note your response to comment 1 in our letter dated July 28, 2008, in which you state that the information in the Form 10-K speaks as of March 31, 2008. However, under “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” in both the company’s Form 10-K and Form 10-K/A, the company states that “the following table sets forth information with respect to the beneficial ownership of the Company’s common stock as of June 27, 2008.  Please advise.

The Company advises the Staff that the introductory paragraph to the principal stockholder table in the Company’s Annual Report on Form 10-K/A contained a typographical error in that the date of June 27, 2008 should have stated March 31, 2008.

2.
As previously requested in comment 1 in our letter dated July 28, 2008, please include in the table the security ownership of Bridge Pointe Master Fund, Enable Growth Partners, and any other 5% or greater shareholder without regard to any conversion caps. We would not object if you disclose the conversion cap information in the footnotes to the table. Please make similar revisions in the table under the Selling Stockholders section.

The Company has made revisions in accordance with the Staff’s comment.  See pages 38 and 40 of the Registration Statement.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/ Louis A. Brilleman